

September 28, 2012

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE: CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated September 26, 2012**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your response letter dated September 26, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1. We note your response to comment one in our letter dated September 10, 2012. The line item that you currently describe as "earnings before interest and tax" excludes additional items aside from interest and tax. For example, this line item excludes equity in loss of associates and foreign exchange results. In this regard, please retitle this line item as well as the line item currently described as "earnings before other expense, net, interest and tax" to more accurately describe the amounts that these line items represent.

Mr. Fernando A. Gonzalez
CEMEX, S.A.B. de C.V.
September 28, 2012
Page 2

        If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                        Sincerely,

                        /s/ Rufus Decker

                        Rufus Decker
                        Accounting Branch Chief